SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 3, 2009

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published an announcement on February 2, 2009 on the Hong Kong Stock Exchange’s website at http://www.hkexnews.hk/listedco/listconews/sehk/20090202/LTN20090202667_C.pdf with respect to another announcement regarding its first extraordinary general meeting of 2009, the first class meeting for holders of A Shares of 2009 and the first class meeting for holders of H Shares of 2009 of the Company.  An English translation of the announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/  Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: February 3, 2009

The Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

China Southern Airlines Company Limited (the “Company”) has published the “Second Announcement of the First Extraordinary General Meeting of 2009, the First Class Meeting for Holders of A Shares of 2009 and the First Class Meeting for Holders of H Shares of 2009 of China Southern Airlines Company Limited” on the website of Shanghai Stock Exchange, the full text of which is set out below for information purpose only.

The Board of China Southern Airlines Company Limited

2 February 2009

As at the time this announcement is issued, the directors of the Company include Si Xian Min, Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive directors of the Company.

Stock Short Name: CSA	Stock Code: 600029	Announcement No: Lin 2009-004

Second Announcement of the First Extraordinary General Meeting of 2009, the First Class Meeting for Holders of A Shares of 2009 and the First Class Meeting for Holders of H Shares of 2009 of China Southern Airlines Company Limited

All members of the board (“Board”) of directors (the “Directors”) jointly and severally warrant the truthfulness, accuracy and completeness of the contents of this announcement, and accept responsibility for any misrepresentations, misleading statements or material omissions contained herein.

The Company published the announcement of the First Extraordinary General Meeting of 2009, the First Class Meeting for Holders of A Shares of 2009 and the First Class Meeting for Holders of H Shares of 2009 in China Securities Journal and Shanghai Securities News on 31 December 2008. Since the First Extraordinary General Meeting of 2009 and the First Class Meeting for Holders of A shares will provide the public shareholders with a vote platform on the transaction system of Shanghai Stock Exchange, we hereby make the second announcement of General Meetings of Shareholders as requested by Several Provisions on Strengthening the Protection of the Rights and Interests of Social Public Shareholders by China Securities Regulatory Commission.

I.	Time

The First Extraordinary General Meeting of 2009, the First Class Meeting for Holders of A Shares of 2009 and the First Class Meeting for Holders of H Shares of 2009 will be held immediately one after another from 2:00 pm  26 February 2009 (Thursday) (“Meetings”). The time for internet vote will be from 9:30 am to 11:30 ham and from 1:00 pm to 3:00 pm.

II.	Venue

1st Conference Room, 4/F, Southern Airlines Pearl Hotel, No. 5 Road, South Work District , Guangzhou New Baiyun International Airport

III.	Manner

These Meetings will be held by way of on-site voting and online voting through the internet. Social public shareholders may exercise their voting right through the transaction system of Shanghai Stock Exchange within the transaction time.

IV.	The resolution to be considered and serial numbers for corresponding online voting through the internet

At the First Extraordinary General Meeting of 2009:

1. “THAT, the satisfaction of the conditions of the non-public issue of A Shares and the non-public issue of H Shares by China Southern Airlines Company Limited be and is hereby considered and approved.”

2. “THAT, each of the following items under the proposal of the non-public issue of A Shares and the non-public issue of H Shares be considered and approved:

2.1 Types of Shares to be issued and the par value

2.2 Issue mechanism and subscription method

2.3 Targeted subscribers and their relationship with the Company

2.4 Price determination date

2.5 Issue price

2.6 Number of Shares to be issued

2.7 Adjustment to the number of Shares issue and the issue price

2.8 Restriction of selling of securities

2.9 Place of listing

2.10 Use of proceeds

2.11 The arrangement for the distribution of profits accumulated before the non-public issue of Shares

2.12 The Proposal for Non-Public Issue of A Shares by China Southern Airlines Company Limited

2.13 Validity period of this resolution

3. “THAT, the Subscription Agreement for Non-Public Issue of A Shares of China Southern Airlines Company Limited and the Subscription Agreement for Non-Public Issue of H Shares of China Southern Airlines Company Limited be considered and approved.”

4. “THAT any amendments to the relevant provisions of the Articles of Association as a result of the Non-Public issue of A shares and H shares be considered and approved.”

5. “THAT any amendments to the relevant provisions of the Articles of Association as a result of changes in the way the announcement is provided be considered and approved.”

6. “THAT any amendments to the relevant provisions of Procedural Rules of the General Meetings of Shareholders as a result of changes in the way the announcement is provided be considered and approved.”

7. “THAT, the “report on the use of funds raised in previous fund raising exercise” be considered and approved.”

8. “THAT, the “feasibility study report on the funds raised from the non-public issue of A Shares of China Southern Airlines Company Limited” and the “feasibility study report on the funds raised from the non-public issue of H Shares of China Southern Airlines Company Limited” be and is hereby considered and approved.”

9. “THAT, the waiver from making a mandatory general offer to the non-affiliated Shareholders by CSAHC and Nan Lung be and is hereby considered and approved.”

10. “THAT, the Board be and is hereby authorized with full power to deal with all matters relating to the non-public issue of A Shares and the non-public issue of H Shares.”

11. “THAT the Company may send or supply corporate communication to the holders of H Shares by making such Corporate Communication available on the Company’s own website be and is hereby approved.”

At the First Class Meeting for Holders of A Shares of 2009 and the First Class Meeting for Holders of H Shares:

1. “THAT, the satisfaction of the conditions of the non-public issue of A Shares and the non-public issue of H Shares by China Southern Airlines Company Limited be and is hereby considered and approved.”

2. “THAT, each of the following items under the proposal of the non-public issue of A Shares and the non-public issue of H Shares be considered and approved:

2.1 Types of Shares to be issued and the par value

2.2 Issue mechanism and subscription method

2.3 Targeted subscribers and their relationship with the Company

2.4 Price determination date

2.5 Issue price

2.6 Number of Shares to be issued

2.7 Adjustment to the number of Shares issue and the issue price

2.8 Restriction of selling of securities

2.9 Place of listing

2.10 Use of proceeds

2.11 The arrangement for the distribution of profits accumulated before the non-public issue of Shares

2.12 The Proposal for Non-Public Issue of A Shares by China Southern Airlines Company Limited

2.13 Validity period of this resolution

3. “THAT, the A Shares Subscription Agreement and the H Shares Subscription Agreement be considered and approved.”

4. “THAT any amendments to the relevant provisions of the Articles of Association as a result of the non-public issue of A shares and the non-public issue of B shares.”

Shareholders voting online through the internet at the First Extraordinary General Meeting of 2009 will be deemed to have cast the same vote at the First Class Meeting for Holders of A Shares of 2009; shareholders participating in on-site voting will vote at the First Extraordinary General Meeting of 2009 and the First Class Meeting for Holders of A Shares, respectively.

V.	Specific Process whereby Social Public Shareholders Vote online through the Internet

Please refer to the Attachment for the online voting process. Voting online through the internet is similar to buying and selling shares.

VI.	Date of Share Registration

The date of share registration for the First Extraordinary General Meeting of 2009 and the First Class Meeting for Holders of A Shares of 2009 is 23 January 2009. All shareholders who are registered on the said date are entitled to attend these Meetings. All shareholders of A shares who are registered on the said date are entitled to participate in voting online through the internet within the transaction time as stipulated.

VII.	Notes

1.           For a share, voting can only be conducted in one of the following manner: on-site voting, online voting through the internet or any other manner compliant with relevant provisions. Where the on-site voting and online voting through the internet are conducted for one share, or where online voting is repeatedly conducted for one share, the first voting counts.

2.           If any shareholder votes differently on the resolution 2 and on any one or more of its subsidiary resolutions, voting on subsidiary resolutions counts.

The Board of China Southern Airlines Company Limited

2 February 2009

Attachment

Operational Process whereby Investors Vote online through the Internet

I.	Voting Process

1.	Voting Code

SH Listing Voting Code	SH Listing Voting Initial	Resolutions Passed	Notes
738029	CSA Voting	11	A Shares

2.	Resolutions to be passed

Company	Resolution Serial Number	Content	Declaring Price
China Southern Airlines Company Limited	1	the satisfaction of the conditions of the non-public issue of A Shares and the non-public issue of H Shares by China Southern Airlines Company Limited be and is hereby considered and approved	1.00
	2	each of the following items under the proposal of the non-public issue of A Shares and the non-public issue of H Shares be considered and approved	2.00
	2.1	Types of Shares to be issued and the par value	2.01
	2.2	Issue mechanism and subscription method	2.02
	2.3	Targeted subscribers and their relationship with the Company	2.03
	2.4	Price determination date	2.04
	2.5	Issue price	2.05
	2.6	Number of Shares to be issued	2.06
	2.7	Adjustment to the number of Shares issue and the issue price	2.07
	2.8	Restriction of selling of securities	2.08
	2.9	Place of listing	2.09
	2.10	Use of proceeds	2.10
	2.11	The arrangement for the distribution of profits accumulated before the non-public issue of Shares	2.11
	2.12	The Proposal for Non-Public Issue of A Shares by China Southern Airlines Company Limited	2.12
	2.13	Validity period of this resolution	2.13
	3	The A Shares Subscription Agreement and the H Shares Subscription Agreement be considered and approved	3.00
	4	Any necessary amendments to the relevant provisions of the Articles of Association as a result of the Subscription be considered and approved	4.00
	5	Any necessary amendments to the relevant provisions of the Articles of Association as a result of changes in the way the announcement is provided	5.00
	6	Any necessary amendments to the relevant provisions of the Articles of Association as a result of changes in Procedural Rules for the General Meetings of Shareholders	6.00
	7	the “report on the use of funds raised in previous fund raising exercise” be considered and approved.	7.00
	8	the “feasibility study report on the funds raised from the non-public issue of A Shares of China Southern Airlines Company Limited” and the “feasibility study report on the funds raised from the non-public issue of H Shares of China Southern Airlines Company Limited” be and is hereby considered and approved.	8.00
	9	the waiver from making a mandatory general offer to the non-affiliated Shareholders by CSAHC and Nan Lung be and is hereby considered and approved.	9.00
	10	the Board be and is hereby authorized with full power to deal with all matters relating to the non-public issue of A Shares and the non-public issue of H Shares.	10.00
	11	the Company may send or supply corporate communication to the holders of H Shares by making such corporate communication available on the Company’s own website be and is hereby approved.	11.00

3.	Voting Results

Types of Results	Number of Declared Shares
Affirmative	1
Dissenting	2
Abstention	3

II.	Virtual Voting Model

1.           On the date of share registration, if any investor holding A shares of China Southern Airline Company Limited casts an affirmative vote on the first resolution (the satisfaction of the conditions of the non-public issue of A Shares and the non-public issue of H Shares by China Southern Airlines Company Limited be and is hereby considered and approved), such investor will declare as follows:

Voting Code	Direction	Declaring Price	Number of Declared Shares
738029	Buy	1.00	1

If any investor casts a dissenting vote on the first proposal, what or she needs to do is change the number of declared shares from 1 to 2.

Voting Code	Direction	Declaring Price	Number of Declared Shares
738029	Buy	1.00	2

III.	Matters Worthy of Attention

1.           Every General Meeting of Shareholders has more than one resolutions pending, and voting and declaring order in terms of these resolutions can be random. A vote or declaration is irrevocable once it is cast or made.

2.           Multiple votes and declarations are not permitted for the same resolution, and the first vote or declaration will always count in case of multiple votes or declarations.

3.           Any declaration incompatible with the said requirements will be deemed void and will not be counted in voting results.